Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Schedule TO-C

                             Tender Offer Statement
                    (Under Section 14(d)(1) or13(e)(1) of the
                        Securities Exchange Act of 1934)

                            Hyperdynamics Corporation
                                (Name of Issuer)

                     Hyperdynamics Corporation (the Issuer)
 (Name Of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   448954-10-7
                      (CUSIP Number of Class of Securities)

                              Kent Watts, President
                            Hyperdynamics Corporation
                         2656 South Loop West, Suite 103
                              Houston, Texas 77054
                   tel. (713) 839-9300    fax. (713) 660-9775
           (Name, Address and Telephone Number of Person Authorized to
       Receive Notices and Communications on Behalf of the Filing Person)

                                  With Copy to:
                               Joel Seidner, Esq.
                           Axelrod, Smith & Kirshbaum
                         5300 Memorial Drive, Suite 700
                              Houston, Texas 77007
               tel. (713) 861-1996 ext. 112    fax (713) 552-0202

                            Calculation of Filing Fee

    Transaction Valuation *                           Amount of Filing Fee *
                                 __________________________
 * Pursuant to General Instruction D to Schedule TO, no filing fee is required.

[   ]   Check  box  if  any  part  of  the  fee  is  offset  as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount  Previously  Paid:     N/A
Form  or  Registration  No.:  N/A
Date  Filed:                  N/A
Filing  Party:                N/A

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]   third-party  tender  offer  subject  to  Rule  14d-1.

[ X ]   issuer  tender  offer  subject  to  Rule  13e-4.

[   ]   going-private  transaction  subject  to  Rule  13e-3.

[   ]   amendment  to  Schedule  13D  under  Rule  13d-2.

        Check the following box if the filing is a final amendment reporting the
        results  of  the  tender  offer:     [    ]

This Tender Offer Statement on Schedule TO relates to the cancellation of an exchange offer by Hyperdynamics Corporation, a Delaware corporation, the issuer.

     This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

ITEM  12.          EXHIBITS.

EXHIBIT
NUMBER             DESCRIPTION

 (a)(5)            Press  Release,  dated  November  10,  2000.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          HYPERDYNAMICS  CORPORATION
                             By:  *
                             Name:  *
                             Title:  *
                             Dated:  *
____________________________
*  Pursuant  to  General Instruction D to Schedule TO, no signature is required.

                                  EXHIBIT  INDEX

EXHIBIT
NUMBER                  DESCRIPTION
________________________________________________________________

(a)(5)     Press  Release,  dated  November  10,  2000.


EXHIBIT  (a)(5):

HYPERDYNAMICS  CANCELS  EXCHANGE  OFFERING
SETS  FOCUS  ON  ITS  FIRST  INTEGRATED  TECHNOLOGY  CENTER
HOUSTON--(BUSINESS WIRE)--Nov. 10, 2000--HyperDynamics Corporation (OTCBB:HYPD -
                                                                          ----
news),  the  premier  Integrated  Technology Service Provider (ITSPTM), enabling
----
tomorrow today, announced today that the board of directors of the Company has decided to cancel the planned Exchange Offering.
Kent Watts, President and CEO for the Company stated that, "Management feels compelled to focus on the operational success of the Company's first integrated technology center (ITC) as it expects to move into its new facility next month. After discussions with major shareholders, and largely due to prevailing market conditions, it has become evident that the odds of the exchange offering being completed with a minimum of 50% conversion are very low. Therefore, management believes it would not be prudent to spend the Company's time and resources required  to  complete  the  offering  at  this  time."
Mr. Watts further stated that, "Under the right conditions in future periods we may reconsider the exchange offering again."
About  HyperDynamics:  "Enabling  tomorrow  today."
Over the last five years, the technology industry has proven out and tested all manners of service delivery models. Three business models have risen to the top as the most cost-effective, performance-enhancing, and results-focused. These are the outsourcing IT services organizations, the Internet Service Providers
(ISPs), and the Application Service Providers (ASPs). HyperDynamics combines all three delivery models into a single, customer-directed delivery model -- the Integrated Technology Service Provider or ITSPTM as it has come to be known. Some of the Company's partnerships and certifications include: Intel, Microsoft, Citrix, eEnterprise, IBM, Cisco, Network Systems, Great Plains and Extreme Networks.
HyperDynamics is a fully reporting company with the Securities & Exchange Commission and trades under the symbol HYPD. The Company's Web site is http://www.hypd.com.
-------------------
Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein that are not historical are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays beyond the company's control with respect to market acceptance of new technologies or products, delays in testing and evaluation of products, and other risks detailed from time to time in the company filings with the Securities and Exchange Commission.
Editors: All other products mentioned in this release are registered trademarks of their respective holders.

Contact:
     HyperDynamics  Corporation
     Darren-Anthony  Lumar,  713/660-9771
     Fax:  713/660-9775
     E-mail:  dlumar@hypd.com
              ---------------
       or
     Stock  Enterprises,  Inc.
     James  Stock,  702/614-0003
     E-mail:  stockenter@aol.com
              ------------------


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